Exhibit 12

Genesee & Wyoming Inc.

Ratio of Earnings to Fixed Charges and Ratio of Earnings to Fixed Charges Plus Preferred Stock Dividends

(in thousands)

	Six Months Ended	Years Ended December 31,
	June 30, 2015	2014	2013	2012	2011	2010
Earnings:
Income from continuing operations before income taxes and income from equity investment	$122,903	$368,113	$318,387	$83,278	$158,015	$108,833
Add: Total fixed charges	43,060	63,727	77,143	71,102	47,672	28,580
Less: Capitalized interest	323	—	1,227	2,725	1,969	—

Total earnings for computation of ratio	$165,640	$431,840	$394,303	$151,655	$203,718	$137,413

Fixed charges:
Interest expense on all debt, including capitalized interest and amortization of debt issue costs from continuing operations	$31,603	$56,162	$69,121	$65,570	$40,586	$23,147
Portion of rental expense on operating leases attributable to interest	11,457	7,565	8,022	5,532	7,086	5,433

Total fixed charges	$43,060	$63,727	$77,143	$71,102	$47,672	$28,580

Plus: preferred stock dividends	—	—	2,139	4,375	—	—

Total fixed charges plus preferred stock dividends	$43,060	$63,727	$79,282	$75,477	$47,672	$28,580

Ratio of earnings to fixed charges	3.8	6.8	5.1	2.1	4.3	4.8
Ratio of earnings to fixed charges plus preferred stock dividends	3.8	6.8	5.0	2.0	4.3	4.8